ALTERNATIVE FUELS AMERICAS, INC.

2131 HOLLYWOOD BOULEVARD, SUITE 401

HOLLYWOOD, FLORIDA 33120

February 1, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. Edward M. Kelly
Mr. Craig E. Slivka

Re:	Alternative Fuels Americas, Inc.(the “Company” or “AFAI”)
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed: January 30, 2012
File No. 333-177532

Ladies and Gentlemen:

In response to the Staff’s letter of February 1, 2012, the Company hereby files Amendment No. 3 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

The conversion of our outstanding preferred stock would result in the issuance..., page 11

1.	Disclosure in the risk factor's heading that the conversion of the outstanding preferred stock would result in the issuance of 29,918,222 shares is inconsistent with disclosure in the risk factor's discussion and elsewhere that the conversion of the outstanding preferred stock would result in the issuance of 23,918,222 shares. Please reconcile the disclosures.

Response: The share number has been corrected in accordance with the Staff’s comment.

Market Overview, page 20

2.	Please disclose whether you are attempting to incorporate the information on external websites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33-7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

Response: As AFAI does wish to incorporate the information on external websites, it has deleted the hyperlinks thereto.

Securities and Exchange Commission

Division of Corporation Finance

February 1, 2012

Financial Statements

General

3.	Please provide an updated consent with your next amendment.

Response: An updated consent is filed herewith.

Independent Auditor's Report

4.	The introductory paragraph in the audit opinion supplied with your document refers to a statement of "retained earnings" and also a statement of "income." We note no such statements in your document. Please obtain an audit opinion that properly refers to your "Statements of Stockholders' Deficit" and "Statements of Operations."

Response: The Independent Auditor’s Report has been revised in accordance with the Staff’s comments.

Note 6. Common and Preferred Stock Transactions, page F-11

5.	Your disclosure in note six states that 94,480 shares of series C preferred stock have been contributed to the capital of the company, lowering the number of issuable common share upon conversion to 23,918,222, and indicating that from the original 100,000 preferred shares, 5,520 remain outstanding. Please reconcile the information in note six to your disclosure on page 11, which states that you have 55,120 preferred shares outstanding which can be converted into 23,918,222 common shares. We assume that note six should be revised to state that 44,480 shares of series C preferred stock have been contributed to the capital of the company.

Response: Note 6 to the Financial Statements has been corrected as noted by the Staff.

Exhibit 10.5

6.	You did not file Annex 1 in response to prior comment 18 in our letter dated January 23, 2012. Refer to "Fourth: The Objective" in the lease agreement and sale of plantation filed as exhibit 10.5 to the registration statement, and refile the exhibit with the attachment.

Response: The Company has refiled Exhibit 10.5 with Annex 1 attached as requested by the Staff.

Securities and Exchange Commission

Division of Corporation Finance

February 1, 2012

If you have any further questions or comments, kindly contact the undersigned at (954) 412-4150, as the Company desires to have the Registration Statement declared effective as soon as possible.

Very truly yours,
ALTERNATIVE FUELS AMERICAS, INC.

By:	/s/ Craig Frank
Craig Frank

cc:	Mr. Edward M. Kelly (redlined via Federal Express)
Mr. Craig Slivka (redlined via Federal Express)